UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 05348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA announces the filing of its 2013 SEC Annual Report

Mexico City, Mexico, April 11, 2014. Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF), the largest franchise Coca-Cola bottler in the world, filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Coca-Cola FEMSA’s website at www.coca-colafemsa.com. Shareholders may receive a hard copy of the report, which includes Coca-Cola FEMSA’s audited financial statements, free of charge through the contacts listed below.

Contact:

Alfredo Fernandez

alfredo.fernandez@kof.com.mx

 (5255) 1519-5120 / 5121

Roland Karig

roland.karig@kof.com.mx

 (5255) 1519-5186

Miguel Murcio

miguel.murciof@kof.com.mx

 (5255) 1519-5148

Ana Pallares

ana.pallares@kof.com.mx

 (5255) 1519-5013

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná,  part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories.  The Company has 64 bottling facilities and serves more than 346 million consumers through close to 2,900,000 retailers with more than 120,000 employees worldwide.

April 11, 2014	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 11, 2014